# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KODIAK SCIENCES INC., CIK 0001468748
CUSIP: 50015M109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1200 PAGE MILL RD, PALO ALTO, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-038429
Filed by CIK 0001754181

## Reporting persons
- D. VICTOR PERLROTH, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,164,427; shared voting power 0; sole dispositive power 5,637,427; shared dispositive power 0; aggregate amount beneficially owned 6,164,427 (11% of the class)
  Comment: The number in Row 5 includes (a) 2,108,038 shares held directly by Dr. Perlroth, (b) 3,469,389 shares of common stock that Dr. Perlroth has the right to acquire from the Issuer immediately or within sixty days of December 31, 2024 pursuant to the exercise of option awards, of which 647,106 shares are unvested, early exercisable and subject to an Issuer right of repurchase as of March 1, 2025, (c) 60,000 shares held by the Perlroth Family Foundation U/A DTD 12/27/2006 for which Dr. Perlroth is a trustee, and (d) 527,000 shares as to which Dr. Perlroth exercises sole voting authority pursuant to a voting agreement and proxy.
  
  The number in Row 7 includes (a) 2,108,038 shares held directly by Dr. Perlroth, (b) 3,469,389 shares of common stock that Dr. Perlroth has the right to acquire from the Issuer immediately or within sixty days of December 31, 2024 pursuant to the exercise of option awards, of which 647,106 shares are unvested, early exercisable and subject to an Issuer right of repurchase as of March 1, 2025, and (c) 60,000 shares held by the Perlroth Family Foundation U/A DTD 12/27/2006 for which Dr. Perlroth is a trustee.
  
  The percentage in Row 11 is based on 52,726,916 shares of common stock outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: KODIAK SCIENCES INC.
Address of issuer's principal executive offices: 1200 PAGE MILL RD, PALO ALTO, CA, 94304.

## Item 2. Person Filing
Name of person filing: D. Victor Perlroth, M.D.
Address of principal business office or, if none, residence:
c/o Kodiak Sciences Inc.
1200 Page Mill Road
Palo Alto, CA 94304
Citizenship: Dr. D. Victor Perlroth is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,164,427
Percent of class: 11.0
Sole power to vote or to direct the vote: 6,164,427
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,637,427
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- D. VICTOR PERLROTH, M.D.: /s/ D. Victor Perlroth, D. Victor Perlroth (02/14/2025)